UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Av. Presidente Riesco 5711, Piso 20

Las Condes,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 March 3, 2009

Mr.

Guillermo Larraín Ríos

Superintendente

Superintendencia de Valores y Seguros

Present

Ref.: Report Material Fact.

To whom it may concern:

In compliance with current regulations, I inform you that at an Ordinary Board of Directors’ meeting held today, the Board of Lan Airlines S.A. resolved to call an ordinary Shareholder’s Meeting to be held on April 17, 2009 at 11:00 am, in order to discuss the following matters:

a)          Approval of the Report, Balance Sheet and Financial Statements of the company for the fiscal year ending December 31, 2008;

b)          Approval of the distribution of definitive dividend to be charged to the earnings for fiscal year 2008, including in this sum the interim dividends of U.S. $0.28568 and U.S. $0.30993 per share paid in the months of August 2008 and January 2009, respectively;

c)          Determination of the compensation for the Board of Directors for fiscal year 2009;

d)          Determination of the compensation for the Director’s Committee and their budget for fiscal year 2009;

e)          Designation of External Auditors; Designation of Rating Agencies; Accounts of the matters referred to in article 44 of Law 18046 on corporations;

f)           Information regarding the cost of processing, printing and distribution of the information as referred to in Circular N.1494 of the Superintendence of Securities and Insurance; and

g)          Any other matter of public interest that should be known for the Shareholders’ Meeting.

Sincerely,

/s/ Alejandro de la Fuente G.

Alejandro de la Fuente G.

Deputy Legal Representative

Lan Airlines S.A.

cc:	Bolsa de Comercio de Santiago
Bolsa de Corredores de Valparaiso
Bolsa Electrónica de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2009

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer